Satélites Mexicanos (SATMEX) announces the appointment of
Luis Alfonso Maza Urueta as new Executive Vice President for
Finance and Administration
Mexico City, January 31, 2007.- The Board of Satélites Mexicanos (Satmex) announced today the appointment of Luis Alfonso Maza Urueta as new Executive Vice President for Finance and Administration, effective February 1st, replacing Cynthia Pelini Addario, who occupied this position since May, 1998.
Maza has ample experience of more than 30 years in administration and finance in public and private institutions, where he has excelled for his dedication and efficiency. Raul Cisneros, General Director of Satmex, stated: “the arrival of an executive like Alfonso Maza, with solid experience in the financial area, will be of great support to consolidate the administrative and financial efficiency of Satmex looking ahead to the selling process to be carried out in the following months.”
“I also want to thank Cynthia Pelini, who headed the financial area of Satmex during the past years, contributing to the company with her firm leadership in every moment. I wish her the best in her future activities”, added Cisneros.
Alfonso Maza arrives to Satmex coming from the National Lottery, where he was the Vice Director of Finance and Systems. Before that, Maza was Director of Promotion and Director of Finance in Banobras, besides occupying various executive positions in the past in companies like West Merchant Bank Limited — Mexico, Banca Serfin, Banca Confia and Banamex. He has also been Vice President of the Mexican Foreign Exchange Offices Association and Vice President for International Operations of the Mexican Banks Association. Maza has a degree in Business Administration by the National Autonomous University of Mexico (UNAM).
About Satmex
Satmex is the Mexican satellite company, leader in Latin America with services of radio broadcasting, telephony and telecommunications to 39 countries in the American continent. Also, the satellites of Satmex give support to the development of the rural areas in Mexico, with services of long distance education and rural telephony.